HUGHES CROWDFUNDING CPA, PC
1156 Bowman Rd, Suite 200
Mount Pleasant, SC 29464

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
The Thing in the Hall, LLC:

I have reviewed the accompanying financial statements of The Thing in the Hall, LLC, which comprise the balance sheets as of December 31, 2025 and April 30, 2026, and the related statements of operations, changes in members' equity, and cash flows for the period from inception (November 13, 2025) through December 31, 2025 and for the interim period from January 1, 2026 through April 30, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. GAAP. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. GAAP.

Emphasis of Matter – Going Concern

As discussed in Note 3 to the financial statements, the Company is a development-stage entity that has not yet generated commercial revenues and is dependent on its ability to raise additional capital to fund ongoing operations. In addition, as discussed in Note 5, the Company carries a contractual casting commitment that includes a termination floor of not less than $10,000 regardless of whether the underlying project continues, and as discussed in Note 6, the Company incurred a new payable to Ramo Law PC subsequent to period end. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Management's plans regarding these matters are described in Note 3. My conclusion is not modified with respect to this matter.

Emphasis of Matter – Related Party Transactions

As described in Note 5, the Company is party to a significant related-party transaction, namely the assignment of the Adrienne Stern Casting agreement from Darkbox Entertainment LLC, an entity under common control with the Company, pursuant to a memorandum executed August 3, 2026 with a retroactive effective date of October 1, 2025. I draw attention to this matter. My conclusion is not modified with respect to this matter.

Emphasis of Matter – Subsequent Event

As described in Note 6, subsequent to April 30, 2026, the Company was billed $6,576.00 by Ramo Law PC for professional services rendered in June 2026, which fully exhausted the Company's previously unearned retainer balance and resulted in $4,392.50 due and payable as of the date of this report. I draw attention to this matter, including its effect on the Company's liquidity as discussed in Note 3. My conclusion is not modified with respect to this matter.

HUGHES CROWDFUNDING CPA, P.C.
Mount Pleasant, South Carolina
August 3, 2026

The Thing in the Hall, LLC

Financial Statements (U.S. GAAP Accrual Basis)

For the Period Inception (November 13, 2025) through April 30, 2026

Table of Contents

Balance Sheets

As of December 31, 2025 and April 30, 2026

ASSETS	As of Dec 31, 2025	As of Apr 30, 2026
Current Assets		
Cash and Cash Equivalents	$0.00	$7,954.27
Prepaid Expenses (Legal Retainers)	$4,285.75	$2,281.25
Total Current Assets	**$4,285.75**	**$10,235.52**
TOTAL ASSETS	**$4,285.75**	**$10,235.52**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities	$0.00	$0.00

ASSETS	As of Dec 31, 2025	As of Apr 30, 2026
Total Current Liabilities	**$0.00**	**$0.00**
Members' Equity		
Members' Capital Contributions	$8,350.00	$17,950.00
Accumulated Deficit	($4,064.25)	($7,714.48)
Total Members' Equity	**$4,285.75**	**$10,235.52**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$4,285.75**	**$10,235.52**

Statements of Operations

OPERATING EXPENSES	FY 2025 (Nov 13, 2025 – Dec 31, 2025)	Interim Stub Period (Jan 1, 2026 – Apr 30, 2026)	Cumulative Total (Inception – Apr 30, 2026)
Operating Revenues	$0.00	$0.19	$0.19
Operating Expenses			
Legal and Professional Services	$1,564.25	$2,004.50	$3,568.75
Talent (Casting Setup)	$2,500.00	$0.00	$2,500.00
Taxes and Franchise Fees	$0.00	$1,600.00	$1,600.00

OPERATING EXPENSES	FY 2025 (Nov 13, 2025 – Dec 31, 2025)	Interim Stub Period (Jan 1, 2026 – Apr 30, 2026)	Cumulative Total (Inception – Apr 30, 2026)
Bank and Account Supplies	$0.00	$45.73	$45.73
Other Expenses (PayPal Fees)	$0.00	$0.19	$0.19
Total Operating Expenses	**$4,064.25**	**$3,650.42**	**$7,714.67**
NET LOSS	**($4,064.25)**	**($3,650.23)**	**($7,714.48)**

Statements of Changes in Members' Equity

Equity Class	Members' Contributions	Accumulated Deficit	Total Equity
Balance — November 13, 2025 (Inception)	**$0.00**	**$0.00**	**$0.00**
Capital Contributions (Out-of-Pocket Casting Setup)	$8,350.00	$0.00	$8,350.00
Net Loss	$0.00	($4,064.25)	($4,064.25)
Balance — December 31, 2025	**$8,350.00**	**($4,064.25)**	**$4,285.75**
Capital Contributions (Bank Deposits)	$9,600.00	$0.00	$9,600.00

Equity Class	Members' Contributions	Accumulated Deficit	Total Equity
Capital Contributions (Out-of-Pocket Setup Costs)	$0.00	$0.00	$0.00
Net Loss	$0.00	($3,650.23)	($3,650.23)
Balance — April 30, 2026	**$17,950.00**	**($7,714.48)**	**$10,235.52**

Statements of Cash Flows

CASH FLOWS FROM OPERATING ACTIVITIES	**FY 2025** **(Nov 13 – Dec 31, 2025)**	**Interim Stub Period** **(Jan 1 – Apr 30, 2026)**
Net Loss	($4,064.25)	($3,650.23)
Adjustments to reconcile Net Loss to Net Cash:		
Non-cash expenses paid directly by Members	$8,350.00	$0.00
Change in Prepaid Legal Fees	($4,285.75)	$2,004.50
Net Cash Used in Operating Activities	**$0.00**	**($1,645.73)**
CASH FLOWS FROM FINANCING ACTIVITIES		

CASH FLOWS FROM OPERATING ACTIVITIES	FY 2025 (Nov 13 – Dec 31, 2025)	Interim Stub Period (Jan 1 – Apr 30, 2026)
Proceeds from Member Capital Contributions (Bank Deposits)	$0.00	$9,600.00
Net Cash Provided by Financing Activities	**$0.00**	**$9,600.00**
NET INCREASE IN CASH	**$0.00**	**$7,954.27**
Cash and Cash Equivalents — Beginning of Period	$0.00	$0.00
Cash and Cash Equivalents — End of Period	**$0.00**	**$7,954.27**

Notes to the Financial Statements

Note 1: Organization & Nature of Business

The Thing in the Hall, LLC (the "Company") was organized under the laws of the State of California on November 13, 2025. The Company is a development-stage creative production partnership formed in California for the purpose of producing, marketing, and distributing an independent feature psychological horror film titled *The Thing in the Hall*. The Company is managed by Logan Kishi as sole manager, who is the only manager authorized for the LLC and has complete authority and discretion to make all business management decisions. A 99% managing interest is held by Logan Kishi and a 1% equity ownership as a Member is held by a non-managing partner with no voting rights. The Company plans to fund development and production activities through members' equity contributions, a crowdfunding campaign under Regulation Crowdfunding (Reg CF), and fiscal sponsorships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting. Under the accrual basis, revenues are recognized when earned, and expenses are recognized when incurred. The Company's fiscal

year ends on December 31.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of April 30, 2026, the Company's cash consisted of funds held in its corporate bank checking account.

Prepaid Expenses: Legal retainers paid prior to services being rendered are capitalized as prepaid expense assets on the Balance Sheet and expensed as underlying legal services are delivered. As of December 31, 2025 and April 30, 2026, prepaid legal retainer assets totaled $4,285.75 and $2,281.25, respectively.

Development-Stage and Film Production Costs: Film production and development costs (including legal setup, casting director retainers, and promotional materials) are evaluated under U.S. GAAP rules for capitalization versus expense recognition.

Income Taxes: The Company is taxed as a partnership for federal and state income tax purposes. Accordingly, all taxable items flow through directly to the members. The Company is subject to the California Franchise Tax Board minimum franchise tax of $800 annually.

Note 3: Going Concern

The Company is a development-stage entity and has not yet generated commercial revenues. The Company's ability to continue operations is dependent upon its ability to raise additional capital via its planned Wefunder equity crowdfunding campaign under Regulation Crowdfunding (Reg CF) and other financing arrangements. Management believes that the planned capitalization strategies will provide sufficient liquidity to fund ongoing operations. Additionally, the Company carries ongoing contractual development commitments, including a casting agreement with a guaranteed minimum termination floor of not less than $10,000 (see Note 5). Subsequent to period end, the Company incurred a new payable of $4,392.50 to Ramo Law PC (see Note 6), which further constrains the Company's near-term liquidity in advance of its planned capital raise.

Note 4: Members' Capital Contributions

For the period ended April 30, 2026, managing members made total capital contributions of $17,950.00. This consisted of $9,600.00 in direct cash deposits to the Company's bank checking account and $8,350.00 in out-of-pocket organizational, legal, and operational setup costs paid directly to third-party vendors by members prior to and during initial banking setup. These out-of-pocket expenditures are fully supported by vendor receipts/invoices ($5,000.00 to Ramo Law PC, $850.00 to Law Offices of Dinah Perez, and $2,500.00 to Adrienne Stern Casting) and have been treated as non-cash capital contributions in these financial statements. Specifically, all $8,350.00 in out-of-pocket vendor setup costs were incurred in FY 2025 prior to initial banking setup ($2,500.00 for casting setup paid on October 14, 2025, $5,000.00 for legal retainer deposit to Ramo Law PC paid on November 4, 2025, and $850.00 for legal retainer deposit to Law Offices of Dinah Perez paid on October 6, 2025).

Note 5: Commitments & Contingencies

Casting Agreement: The Company is party to a casting agreement for the feature film project. Total compensation under the agreement includes a $20,000 to $60,000 fee (depending on the Picture's net production budget) plus a separate $2,500 consulting fee, paid in installments tied to pre-production and principal photography milestones. The agreement includes a termination floor of not less than $10,000 even if the project is discontinued, a 2% net profits participation, and expense/travel reimbursement obligations, running through November 1, 2026. As of December 31, 2025, $2,500 was paid toward this agreement (paid out-of-pocket pre-formation on October 14, 2025 and formally assigned to the Company). The Company maintains a strict net production budget ceiling of $1,000,000 to prevent triggering contractual fee escalations.

Related-Party Assignment and Historical Context: Initial casting arrangements for the feature film originated prior to the formation of The Thing in the Hall, LLC, and were initially coordinated through Darkbox Entertainment LLC (solely owned by Logan Kishi). The Thing in the Hall, LLC is a partnership managed by Logan Kishi as sole manager (99% interest), with a 1% non-managing partner holding a non-voting equity interest. Because the Company did not exist at the very inception of project development, the formal assignment of the casting agreement from Darkbox to the Company was executed via an intercompany memorandum dated August 3, 2026, with an explicit retroactive effective date of October 1, 2025 (project inception) to cover all pre-formation setup costs ($2,500.00 paid on October 14, 2025) and ongoing contractual commitments under said casting agreement.

Unearned Legal Retainers: As of December 31, 2025, the Company maintained unearned legal retainer credits totaling $4,285.75 ($4,188.00 with Ramo Law PC and $97.75 with Law Offices of Dinah Perez). As of April 30, 2026, the Company maintained unearned legal retainer credits totaling $2,281.25 ($2,183.50 with Ramo Law PC and $97.75 with Law Offices of Dinah Perez), which are reflected as Prepaid Legal Fees on the respective Balance Sheets.

Note 6: Subsequent Events

Subsequent to April 30, 2026, the Company was billed $6,576.00 by Ramo Law PC for professional services rendered in June 2026. This billing fully exhausted the Company's previously unearned retainer balance of $2,183.50, resulting in $4,392.50 due and payable to Ramo Law PC as of the date these financial statements were available to be issued. Management has evaluated subsequent events through August 3, 2026 and is not aware of any other material subsequent events requiring adjustment to, or disclosure in, these financial statements.